Mail Stop 3561

February 18, 2010

Mr. James A. Rubright
Chief Executive Officer
Rock-Tenn Company
504 Thrasher Street
Norcross, Georgia 30071

> **Re:** **Rock-Tenn Company**
> **Form 10-K for Fiscal Year Ended**
> **September 30, 2009**
> **Filed November 18, 2009**
> **Supplemental Response filed January 26, 2010**
> **File No. 1-12613**

Dear Mr. Rubright:

We have reviewed your filings and supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Financial Statements

Notes to Financial Statements

Note 5 – Alternative Fuel Tax Credit, page 59 and

<u>Note 15- Income taxes, page 79</u>

1. We note your disclosure that you recognized $54.1 million in alternative fuel tax credits which your believe are not taxable for federal or state income tax purposes. Please tell us how you considered any uncertainty of this tax position under FASB ASC 740-10-25-6 and, if so, how you determined that it is "more likely than not" that your tax position regarding the non-taxability of the tax credits will be sustained.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

Cc: Robert McIntosh, Esq.
    FAX: (770) 248-4402